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                           Filed by @plan.inc
                           Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                           Subject Company: @plan.inc
                           Commission File No.  0-25575


Valued @plan Customers:

We are delighted to share the news of @plan's next stage of development as the major provider of online marketing research planning systems. As you may have heard, @plan.inc and DoubleClick have signed an agreement for DoubleClick to acquire @plan. Subject to the usual regulatory approvals, the sale is expected to be finalized within the next few months. This new partnership greatly increases @plan's resources and our ability to rapidly develop the new products essential to support your growing research needs.

What does this mean to you as a current @plan client?

You will continue to benefit from the most rigorous, objective third-party research currently available to inform your advertising and marketing decisions. The new partnership with DoubleClick is the first step in @plan's aggressive strategy to expand our line of world class, objective market research products, all designed to meet your changing business needs. As always, we are committed to delivering the highest quality, independent data for advertisers and marketers on the Internet. When the deal is completed, @plan will become a subsidiary of DoubleClick, retaining the original, "@plan" brand. @plan is headquartered in Stamford, Connecticut, and will remain there for the foreseeable future.

The @plan/DoubleClick combination will create a new, highly respected team of Internet experts dedicated to maintaining the solid foundation of trust necessary for a successful marketing research enterprise. @plan has established it's reputation as the premiere provider of neutral, third-party research for advertisers and marketers. Likewise, major web publishers, merchants, advertisers and agencies rely on DoubleClick for leading media, technology and data expertise. Together, these two companies will build a formidable new team, committed to serving the research needs of the online advertising and marketing community.

We are committed to ensuring @plan's management continuity. Mark Wright will continue to serve as Chairman & CEO of @plan until the transaction closes and will then serve as a Consultant. Susan Russo, @plan Executive Vice President, will assume expanded responsibilities as Chief Operating Officer of @plan and Nancy Lazaros, @plan SVP and CFO, will assume expanded responsibities as @plan Executive Vice President. Greg Ellis, Doubleclick's VP & General Manager of Research, will assume @plan President responsibilities at closing. Greg brings over 20 years of senior leadership experience in the research industry, having developed and managed businesses for A C Nielsen, IRI, Standard & Poors and Opinion Research Corporation.

We are excited by the potential of this combination to bring exciting new research services to our customers and welcome your input.

Best regards,

Mark Wright
Chairman & CEO, @plan
mwright@webplan.net

Susan Russo
Executive Vice President, @plan
srusso@webplan.net